

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2013

Via E-mail
Mi Ok Cho
Chief Executive Officer
Enviro Cleanse Inc.
1516 Tropicana Ave, Suite 155
Las Vegas, NE 89119

> **Re:** **Enviro Cleanse Inc.**
> **Amendment No.5 to Registration Statement on Form S-1**
> **Filed January 28, 2013**
> **File No. 333-182808**

Dear Ms. Cho:

We have reviewed your registration statement and have the following comment.

General

1. Please ensure that the next pre-effective amendment identifies the correct amendment No.6. For guidance, please refer to Securities Act Rule 470.

Plan of Operations, page 30

2. Please update your results of operations discussion to also address the three month period ended November 30, 2012. Please also update your financial condition, liquidity and capital resources discussion to make it as of November 30, 2012.

Exhibit 23

3. Please provide a currently dated consent from your auditors related to their report dated June 25, 2012 for the audited financial statements for the period from April 17, 2012 (inception) to May 31, 2012 as well as to the reference to them in the Experts section of the registration statement.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director